Exhibit 99.6

Wipro Limited

Results for the Quarter ended June 30, 2017

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 17-18	FY 16-17
		Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM%	IT Services Revenues ($MN)	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
	Sequential Growth	0.9%	4.9%	2.7%	-0.7%	-0.8%	2.6%
	Sequential Growth in Constant Currency*	0.3%	7.0%	1.7%	0.6%	0.9%	2.0%
	Operating Margin %	16.8%	18.0%	18.3%	18.3%	17.8%	17.8%
Service Line Mix	Practices
	Analytics	7.1%	7.1%	6.9%	7.0%	7.3%	7.4%
	Application Services	45.8%	44.7%	45.7%	44.4%	43.8%	44.7%
	Business Process Services	12.0%	13.0%	12.3%	13.3%	13.4%	12.9%
	Global Infrastructure Services	28.1%	28.0%	28.0%	28.1%	28.2%	27.9%
	Product Engineering	7.0%	7.2%	7.1%	7.2%	7.3%	7.1%
SBU Mix	Strategic Business Units
	Communications	6.8%	7.3%	6.9%	7.4%	7.5%	7.6%
	Consumer Business Unit	15.8%	15.8%	15.8%	15.8%	15.7%	15.8%
	Energy, Natural Resources & Utilities	13.4%	13.1%	13.1%	13.0%	12.9%	13.2%
	Banking, Financial Services and Insurance	26.7%	25.7%	26.0%	25.5%	25.5%	25.6%
	Healthcare and Lifesciences	14.8%	15.6%	15.4%	16.0%	16.0%	15.3%
	Manufacturing & Technology	22.5%	22.5%	22.8%	22.3%	22.4%	22.5%
Geography Mix	Geography
	Americas	54.5%	54.7%	54.9%	55.5%	54.8%	53.5%
	APAC and Other Emerging Markets	10.9%	10.8%	10.8%	10.9%	10.8%	10.7%
	Europe	24.2%	24.4%	24.4%	23.6%	24.0%	25.4%
	India & Middle East business	10.4%	10.1%	9.9%	10.0%	10.4%	10.4%
Guidance	Guidance ($MN)	1915-1955		1,922-1,941	1,916-1,955	1,931-1,950	1,901-1,939
	Guidance restated based on actual currency realized ($MN)	1927-1967		1,941-1,960	1,891-1,930	1,899-1,918	1,912-1,950
	IT Services Revenues ($MN)	1,971.7	7,704.5	1,954.6	1,902.8	1,916.3	1,930.8
Customer Relationships	Customer size distribution (TTM)
	> $100M	9	9	9	9	8	9
	> $75M	18	18	18	17	19	19
	> $50M	36	34	34	33	33	33
	> $20M	90	91	91	90	91	91
	> $10M	163	163	163	170	171	170
	> $5M	262	268	268	264	258	252
	> $3M	357	354	354	349	341	336
	> $1M	624	602	602	576	571	565
Customer Metrics	Revenue from Existing customers %	99.6%	98.0%	96.0%	97.6%	98.6%	99.7%
	Number of new customers	45	256	51	108	47	50
	Total Number of active customers	1244	1323	1323	1259	1180	1208
	Customer Concentration
	Top customer	2.9%	2.7%	2.9%	2.8%	2.6%	2.5%
	Top 5	10.3%	10.0%	10.0%	10.0%	10.1%	10.3%
	Top 10	17.5%	17.1%	16.9%	16.9%	17.5%	17.6%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

		FY 17-18	FY16-17
		Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	59%	61%	60%	61%	61%	60%
	GBP	10%	10%	10%	10%	10%	11%
	EUR	9%	9%	9%	9%	9%	9%
	INR	8%	7%	7%	7%	8%	8%
	AUD	4%	4%	4%	4%	4%	4%
	CAD	3%	2%	3%	2%	2%	2%
	Others	7%	7%	7%	7%	6%	6%
	Closing Employee Count	166,790	165,481	165,481	164,176	159,791	158,272
	Utilization
	(IT Services excl. Infocrossing, BPS, Designit, cellent, HPS, Appirio, Infoserver and I&ME)
	Gross Utilization	72.0%	71.5%	73.1%	71.6%	71.2%	69.9%
	Net Utilization (Excluding Support)	80.3%	80.2%	81.9%	80.0%	80.2%	78.8%
	Net Utilization (Excluding Trainees)	82.1%	82.3%	84.8%	81.9%	82.8%	79.7%
	Attrition
	(IT Services excl BPS)
	Voluntary TTM	15.9%	16.3%	16.3%	16.3%	16.6%	16.5%
	Voluntary Quarterly Annualized	16.1%	16.3%	14.8%	15.4%	17.2%	17.9%
	BPS % - Quarterly	12.8%	11.5%	11.2%	10.7%	12.2%	11.7%
	BPS % - Post Training Quarterly	11.4%	9.3%	9.0%	8.2%	10.8%	9.0%
	Sales & Support Staff - IT Services	14,769	14,466	14,612	14,385	14,543	14,324

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio, Infoserver and I&ME)

Service delivery	Revenue from FPP	58.2%	57.1%	58.3%	57.7%	56.4%	56.0%
	Onsite Revenue - % of Services	53.6%	53.7%	52.8%	53.5%	53.9%	54.4%
	Off shore Revenue - % of Services	46.4%	46.3%	47.2%	46.5%	46.1%	45.6%

C. Growth Metrics For Quarter ended June 30, 2017

	Reported Currency Seq %	Reported Currency YoY %	Constant Currency Seq %	Constant Currency YoY %
IT Services	0.9%	2.1%	0.3%	3.4%
Strategic Business Units
Communications	-1.3%	-8.3%	-2.6%	-7.8%
Consumer Business Unit	0.4%	1.9%	0.1%	2.9%
Energy, Natural Resources & Utilities	3.2%	3.1%	2.2%	7.0%
Banking, Financial Services and Insurance	4.1%	6.7%	3.2%	8.1%
Healthcare and Lifesciences	-2.9%	-1.0%	-3.1%	-0.6%
Manufacturing & Technology	-0.6%	2.1%	-0.9%	2.6%
Geography
Americas	0.1%	4.0%	0.2%	4.2%
APAC and Other Emerging Markets	1.5%	3.5%	2.6%	3.2%
Europe	-0.1%	-2.5%	-2.6%	3.1%
India & Middle East business	6.7%	2.4%	5.1%	-0.1%
Practices
Analytics	4.4%	-1.5%	3.6%	-0.1%
Application Services	1.2%	4.7%	0.6%	6.6%
Business Process Services	-1.4%	-4.5%	-1.6%	-3.5%
Global Infrastructure Services	1.0%	2.8%	0.2%	3.3%
Product Engineering	-1.6%	-0.7%	-1.8%	-0.2%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY 17-18 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	91,185	5,896	30	97,111
Selling and marketing expenses	10,124	83	-61	10,146
General and administrative expenses	7,031	333	-100	7,264

Total	108,340	6,312	-131	114,521